 Exhibit 99.1

Central GoldTrust

Tuesday February 12, 2013

Central GoldTrust (symbol: TSX – GTU.UN (Cdn.$) and GTU.U (U.S.$) NYSE MKT – GTU (U.S.$)) has today released selected financial information in U.S. dollars relating to net assets and financial results for the year ended December 31, 2012.

CENTRAL GOLDTRUST

STATEMENTS OF NET ASSETS

(expressed in U.S. dollars, unaudited)

	As at December 31,
	2012	2011
Net assets:
Gold bullion at market	$1,172,540,928	1,109,474,574
Cash and short-term deposits	17,570,380	21,825,558
Prepaid expenses and other	114,559	206,977
	1,190,225,867	1,131,507,109
Accrued liabilities	(651,608)	(1,021,977)
Net assets representing Unitholders’ equity	$1,189,574,259	1,130,485,132
Represented by: Capital
Units issued 19,299,000 (2011: 19,299,000)	$744,870,733	744,870,733
Retained earnings inclusive of
unrealized appreciation of holdings	444,703,526	385,614,399
	$1,189,574,259	1,130,485,132

Net asset value per Unit	$61.64	58.58
Exchange rate: U.S. $1.00 = Cdn.	$0.9949	1.0170
Net asset value per Unit
expressed in Canadian dollars	$61.32	59.57

The change in net assets as reported in U.S. dollars, which will occur from period to period, will primarily be a result of the changing market price of gold and the proportion of gold held by the Trust.

Net assets increased by $59.1 million, or 5.2%, during the year to a total of $1,189.6 million. The increase in net assets was primarily attributable to the 5.7% increase in the market price of gold during the year which increased the unrealized appreciation of holdings by $63.1 million.

During fiscal 2012, the net asset value per Unit, as reported in U.S. dollars, increased by 5.2% from $58.58 to $61.64. The net asset value per Unit, as reported in Canadian dollars, while subject to the same factors described above, increased by a lesser rate of 2.9%, from $59.57 to $61.32, primarily due to a 2.2% decrease in the value of the U.S. dollar relative to the Canadian dollar.

CENTRAL GOLDTRUST

STATEMENTS OF INCOME

(expressed in U.S. dollars, unaudited)

	Years ended December 31,
	2012	2011	2010
Income:
Interest	$59,567	43,223	26,952
Change in unrealized appreciation of holdings	63,084,973	84,634,464	159,005,688
Total income	63,144,540	84,677,687	159,032,640
Expenses:
Administration fees	2,290,809	1,953,797	1,344,572
Safekeeping fees and bank charges	1,238,188	1,053,294	634,960
Trustees’ fees and expenses	141,268	108,178	66,268
Auditors’ fees	113,926	115,375	87,331
Legal fees	70,295	68,340	98,258
Regulatory filing fees	64,472	48,417	39,488
Stock exchange fees	58,114	59,324	49,226
Unitholder information	52,664	45,599	48,865
Registrar and transfer agent fees	25,440	28,734	15,836
Miscellaneous	237	937	2,742
Total expenses	4,055,413	3,481,995	2,387,546
Net income inclusive of the change in
unrealized appreciation of holdings	$59,089,127	81,195,692	156,645,094
Net income per Unit	$3.06	4.76	11.24

Net income, inclusive of the change in unrealized appreciation of holdings, of $59.1 million for the 2012 fiscal year was $22.1 million lower than the 2011 net income of $81.2 million. Virtually all of this decrease was a result of the lower change in unrealized appreciation of holdings during the year as compared to the prior year. Interest income was higher due to the increase in the average balance of interest bearing cash deposits resulting from amounts retained in cash from the November 4, 2011 public offering.

The increase in net assets during the year had an impact on several expense categories that are a function of net asset levels. Administration fees, which are calculated monthly based on the total net assets at each month-end, increased during the year as a direct result of the higher level of net assets. Similarly, safekeeping fees, stock exchange fees and some other expenses increased to reflect the increased net assets under administration during the year.

As a result of administrative discipline and increases in net assets, expenses as a percentage of the average of the month-end net assets, was lower at 0.34% for fiscal 2012 compared to 0.35% in fiscal 2011.

Central GoldTrust is a passive, self-governing, single purpose trust, which invests primarily in long-term holdings of gold bullion and does not speculate in gold prices. At December 31, 2012, the Units of Central GoldTrust were 98.6% invested in unencumbered, allocated segregated gold bullion. Units may be purchased or sold on The Toronto Stock Exchange and the NYSE MKT.

For further information, contact J.C. Stefan Spicer, President & CEO;

Email: info@gold-trust.com Website: www.gold-trust.com ; Telephone: 905-304-GOLD (4653).